UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                            Great Wolf Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   391523107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   JASON ADER
                      HAYGROUND COVE ASSET MANAGEMENT LLC
                                1370 6TH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 445-7800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 AUGUST 9, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                                  SCHEDULE 13D

------------------------------                          ------------------------
CUSIP No. 391523107                                           PAGE 2 OF 10 PAGES
-----------------------------------------------         ------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       JASON ADER

       (S.S. or I.R.S. Identification No. not applicable)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                       (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
       NUMBER OF           7   SOLE VOTING POWER
        SHARES
      BENEFICIALLY             NONE
        OWNED BY               -------------------------------------------------
          EACH             8   SHARED VOTING POWER
       REPORTING
      PERSON WITH              2,658,700
                               -------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                               NONE
                               -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               2,658,700
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,658,700
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.72%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP No. 391523107                                           PAGE 3 OF 10 PAGES
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       HAYGROUND COVE ASSET MANAGEMENT LLC

       (S.S. or I.R.S. Identification No. not applicable)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY             NONE
       OWNED BY               --------------------------------------------------
         EACH             8   SHARED VOTING POWER
       REPORTING
     PERSON WITH              2,658,700
                              --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              NONE
                              --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              2,658,700
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,658,700

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.72%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP NO. 391523107                                           PAGE 4 OF 10 PAGES
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       HAYGROUND COVE FUND MANAGEMENT LLC

       (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587515
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                       (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY             NONE
       OWNED BY               --------------------------------------------------
         EACH             8   SHARED VOTING POWER
       REPORTING
      PERSON WITH             2,658,700
                              --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              NONE
                              --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              2,658,700
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,658,700
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.72%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                         -------------------------
CUSIP NO. 391523107                                           PAGE 5 OF 10 PAGES
----------------------------------------------         -------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS

       HAYGROUND COVE ASSOCIATES LP

       (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587520
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [ ]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY             NONE
       OWNED BY               --------------------------------------------------
         EACH             8   SHARED VOTING POWER
       REPORTING
     PERSON WITH              2,219,472
                              --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              NONE
                              --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              2,219,472
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,219,472
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.28%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       HC
--------------------------------------------------------------------------------

                                                              PAGE 6 OF 10 PAGES

ITEM 1.     SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value ("Common Stock") of Great Wolf Resorts, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 122 West Washington Avenue, Madison, Wisconsin 53702.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a), (b) and (c) This Statement is being filed by (i) Jason Ader, an individual; (ii) Hayground Cove Asset Management LLC, a Delaware limited liability company ("HCAM"); (iii) Hayground Cove Fund Management LLC, a Delaware limited liability company ("HCFM"); and (iv) Hayground Cove Associates LP, a Delaware limited partnership ("HCA" and, together with Jason Ader, HCAM and HCFM, the "Reporting Persons"). Mr. Ader is the sole member of HCAM, which in turn is the managing member of HCFM. In addition, HCFM serves as general partner of (i) certain Delaware limited partnership funds and (ii) HCA, an investment manager that provides investment and advisory services to certain offshore entities and individually managed accounts (the limited partnership funds, offshore entities and managed accounts collectively, the "Client Funds"). None of the Client Funds is deemed to be a reporting person.

     The principal business of each of the Reporting Persons is providing investment management and advisory services to the Client Funds.

     The principal business address and principal office address of each of the Reporting Persons is 1370 6th Avenue, New York, New York 10019.

     (d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Ader is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Client Funds have purchased in the aggregate the shares of Common Stock reported in Item 5, which shares are indirectly beneficially owned by the Reporting Persons. The aggregate amount of funds required by the Client Funds to acquire the shares of Common Stock was $31,389,741.60, net of commissions. The funds were provided by working capital of each of the Client Funds.

ITEM 4.     PURPOSE OF TRANSACTION.

     The Reporting Persons effected the purchase of the shares of Common Stock by the Client Funds reported in Item 5 in open market transactions because, in their opinion, the Common Stock is undervalued and represents an attractive investment opportunity.

                                                              Page 7 of 10 Pages


     The Reporting Persons have continuously managed shares of Common Stock in the accounts of the Client Funds for approximately the last 20 months. The Reporting Persons believe, based upon public filings of the Issuer, that the Client Funds, in the aggregate, constitute the second largest beneficial owner of Common Stock.

     On August 9, 2006, Bruce Neviaser, Chairman of the board of directors (the "Board") of the Issuer, called Mr. Ader to elicit Mr. Ader's views regarding a possible sale of the Issuer. Mr. Neviaser expressed his belief that the Issuer has a worth of at least $16 per share of Common Stock and sought Mr. Ader's advice as to which investment banking firm to contact and how best to go about an organized a sale of the Issuer as a way to maximize the value of the Common Stock for all shareholders. Mr. Ader expressed his strong support for the Issuer's engagement of an investment banking firm to explore a sale and stated that any one of a number of major investment banks could add substantial value in conducting an organized sale process.

     On August 14, Mr. Neviaser called Mr. Ader to inform him that Mr. Neviaser would, on August 14, be selling 200,000 shares of Common Stock into the market at prevailing market prices. Nonetheless, Mr. Neviaser reiterated to Mr. Ader his belief that the Issuer would have a worth of at least $16 per share of Common Stock upon a sale of the Issuer.

     By letter dated August 14, 2006 to the Board, Mr. Ader reiterated the highlights of his August 9 discussion with Mr. Neviaser and articulated his view that at this time shareholder value would be maximized by a sale of the Issuer. He encouraged the Board to take immediate steps to unlock long-term shareholder value by retaining an investment banking firm to explore the sale of the Issuer. Mr. Ader noted that the Issuer's two significant earnings shortfalls in 2005 caused serious damage to management's credibility and the Issuer's overall reputation with investors, resulting in the Common Stock trading at a significant discount to underlying asset value. Mr. Ader requested a meeting with the Board to discuss the Reporting Person's views regarding valuation of the Issuer. A copy of this letter is attached hereto as Exhibit 99.2 and incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) In the aggregate, the Client Funds are the direct beneficial owners of 2,658,700 shares of Common Stock currently indirectly owned by the Reporting Persons, or approximately 8.72% of outstanding shares of Common Stock of the Issuer, based upon 30,485,308 shares of Common Stock outstanding as of August 4, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. None of the Client Funds own individually in excess of five percent of the outstanding shares of Common Stock.

      By virtue of the relationships described in Item 2 of this Statement and this Item 5, each of the Reporting Persons (other than HCA) may be deemed to share indirect beneficial ownership of all of the shares of Common Stock directly beneficially owned by the Client Funds. HCA may be deemed to share indirect beneficial ownership of the shares of Common Stock as expressly set forth below. Specifically, as general partner, HCFM has indirect beneficial ownership of (i) 180,389 shares (or 0.59% of outstanding shares) of Common Stock held directly by Hayground Cove Institutional Partners LP, a Delaware limited partnership, (ii) 220,539 shares (or 0.72% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo

Fund LP, a Delaware limited partnership and (iii) 38,300 shares (or 0.13% of outstanding shares) of Common Stock held by Hayground Cove Equity Market Neutral Fund LP, a Delaware limited partnership. In addition, HCFM is general partner of HCA, which in turn serves as investment manager pursuant to certain Investment Management Agreements entered into between HCA and certain individual Client Funds. In this capacity, HCA exercises the power to vote (or to direct the vote) and to dispose (or to direct the disposition of) (i) 1,239,266 shares (or 4.07% of outstanding shares) of Common Stock held directly by Hayground Cove Overseas Partners Ltd., a Cayman Islands exempted limited company; (ii) 174,917 shares (or 0.57% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo Fund Ltd., a Cayman Islands exempted limited company; (iii) 23,625 shares (or 0.08% of outstanding shares) of Common Stock held by Hayground Cove Equity Market Neutral Fund Ltd., a Cayman Islands exempted limited company; and (iv) certain independent managed accounts, each of which directly owns 295,621 shares (or 0.97% of outstanding shares) of Common Stock, 171,957 shares (or 0.56% of outstanding shares) of Common Stock, 279,045 shares (or 0.92% of outstanding shares) of Common Stock and 35,041 shares directly (or 0.11% of outstanding shares) of Common Stock, respectively.

     (b) Each of the Reporting Persons (other than HCA) has the power to vote and to dispose of shares of Common Stock as follows:

         (i)    Sole power to vote or to direct the vote: -0-
         (ii)   Shared power to vote or to direct the vote: 2,658,700
         (iii)  Sole power to dispose or to direct the disposition of: -0-
         (iv) Shared power to dispose or to direct the disposition of: 2,658,700

         HCA has the power to vote and to dispose of shares of Common Stock as follows:

         (i)    Sole power to vote or to direct the vote: -0-
         (ii)   Shared power to vote or to direct the vote: 2,219,472
         (iii)  Sole power to dispose or to direct the disposition of: -0-
         (iv) Shared power to dispose or to direct the disposition of: 2,219,472

     (c) The Reporting Persons have caused the purchase by the Client Funds of 217,125 shares of Common Stock within the last 60 days with a range of purchase prices between $11.56 and $12.17. All such purchases were effected through over-the-counter bulletin board transactions.

     (d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Items 2 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons

                                                              Page 9 of 10 Pages



named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

99.1        Joint Filing Agreement Among the Reporting Persons.
99.2 Letter dated August 14, 2006 from Jason Ader to the Issuer's board of directors.

                                                             Page 10 of 10 Pages

SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 14, 2006

                              By: /S/ JASON ADER
                                  -----------------------------------------
                                  Jason Ader

                              HAYGROUND COVE ASSET MANAGEMENT LLC

                              By: /S/ JASON ADER
                                  -----------------------------------------
                                  Jason Ader
                                  Sole Member

                              HAYGROUND COVE FUND MANAGEMENT LLC

                              By: Hayground Cove Asset Management LLC,
                                  its Managing Member

                                  By: /S/ JASON ADER
                                      -------------------------------------
                                   Jason Ader
                                   Sole Member

                              HAYGROUND COVE ASSOCIATES LP

                              By: Hayground Cove Fund Management LLC,
                                  its General Partner

                                   By: Hayground Cove Asset Management LLC,
                                       its Managing Member

                                       By:/S/ JASON ADER
                                          ---------------------------------
                                          Jason Ader
                                          Sole Member

                                                                   EXHIBIT 99.1

                                FILING AGREEMENT
                               BETWEEN JASON ADER,
                      HAYGROUND COVE ASSET MANAGEMENT LLC,
                       HAYGROUND COVE FUND MANAGEMENT LLC
                        AND HAYGROUND COVE ASSOCIATES LP

      The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, $0.01 par value, of Great Wolf Resorts, Inc. dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  August 14, 2006

                              By: /S/ JASON ADER
                                  -----------------------------------------
                                  Jason Ader

                              HAYGROUND COVE ASSET MANAGEMENT LLC

                              By: /S/ JASON ADER
                                  -----------------------------------------
                                  Jason Ader
                                  Sole Member

                              HAYGROUND COVE FUND MANAGEMENT LLC

                              By: Hayground Cove Asset Management LLC,
                                  its Managing Member

                                  By: /S/ JASON ADER
                                      -------------------------------------
                                   Jason Ader
                                   Sole Member

                              HAYGROUND COVE ASSOCIATES LP

                              By: Hayground Cove Fund Management LLC,
                                  its General Partner

                                   By: Hayground Cove Asset Management LLC,
                                       its Managing Member

                                       By:/S/ JASON ADER
                                          ---------------------------------
                                          Jason Ader
                                          Sole Member

                                                                    EXHIBIT 99.2

                   [Hayground Cove Asset Management LLC Letterhead]


August 14, 2006

VIA FACSIMILE (608.661.4701) & OVERNIGHT COURIER

The Board of Directors
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, WI   53703
Lady and Gentlemen:

Hayground Cove Asset Management LLC, as the investment advisor to Hayground Cove Institutional Partners LP, Hayground Cove Overseas Partners Ltd., Hayground Cove Turbo Fund LP, Hayground Cove Turbo Ltd., Hayground Cove Equity Market Neutral Fund LP, Hayground Cove Equity Market Neutral Fund Ltd. and other accounts managed by the investment advisor, is, according to public filings, the second largest beneficial owner of the common stock of Great Wolf Resorts, Inc. ("GWR" or the "Company"). We have been a long-term investor, and believe that the market price of GWR shares fails to reflect the value embedded in its current resort portfolio, the Great Wolf brand, the hotel management contracts, the unused real estate surrounding your current hotel properties, the announced project pipeline and the opportunity for other new developments and joint ventures. We are writing this letter to encourage the Board to take immediate steps to unlock long-term shareholder value by retaining an investment banking firm to explore the sale of the Company.

The two significant earnings shortfalls in 2005 caused serious damage to management's credibility and GWR's overall reputation with investors. As a result of the lost investor confidence, the shares trade at a significant discount to the underlying asset value. When Bruce Neviaser, Chairman of the Board, called me on August 9th I was relieved to hear that Mr. Neviaser believes GWR is worth at least $16 per share. I was also encouraged that he sought my advice about which investment banking firm to contact and how best to go about an organized sale of the company as a way to maximize the value for his shares and that of all your public shareholders. As I told him, there are several investment major investment banks, including Bear, Stearns & Co. and Deutsche Bank, among others, that have great experience in this area and that could add substantial value in conducting an organized sale process.

I am writing this letter so that the entire Board understands clearly the point I made to Mr. Neviaser on our call. AT THIS TIME, WE BELIEVE SHAREHOLDER VALUE WILL BE MAXIMIZED BY A SALE OF THE COMPANY.

Hayground Cove's investment professionals have substantial experience in evaluating and investing in the hospitality industry. We continue to be impressed by the current robust market for mergers and acquisitions and the appetite of private equity firms. Just last week, Intrawest agreed to be acquired by a private equity firm for $35/share.

In fact, in a report Deutsche Bank Securities put out last week reviewing the acquisition of Intrawest by Fortress Investment Group, Deutsche Bank expressed the view that "THE INTRAWEST DEAL REPRESENTS A 9.1X MULTIPLE ON FISCAL (JUNE) 2007 EV/EBITDA. IF WE ASSUME AN 8.0X MULTIPLE FOR IDRS RESORT & LEISURE TRAVEL OPS, A 12.0X MULTIPLE OF ITS management FEE BUSINESS, AND A 7.0X MULTIPLE FOR REAL ESTATE EBITDA, WE BELIEVE THE $35 OFFER ATTRIBUTES ROUGHLY $5-$6 IN VALUE FOR IDR'S DEVELOPABLE LAND." Applying a similar analysis to Great Wolf's assets, brand, real estate and management contracts would yield a WOLF stock price WELL IN EXCESS OF $16 PER SHARE.

We support Mr. Neviaser's interest in a sale, and encourage the Board to take immediate steps to engage an experienced investment banking firm for that purpose. We believe the best way to maximize shareholder value at this time is through the sale of the Company, and request a meeting with the Board to discuss our views on valuation.

Sincerely,

/S/ JASON N. ADER
-----------------

Jason N. Ader